JPMorgan Trust I

270 Park Avenue

New York, New York 10017

VIA EDGAR

October 26, 2017

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject: JPMorgan Trust I (the “Trust”) – File No. 811-21295 – Post-Effective Amendment No. 517

Dear Ms. White:

This letter is in response to the comments you provided on the registration statements for JPMorgan Trust I (PEA No. 517) filed on August 30, 2017, with respect to JPMorgan Disciplined Equity Fund (to be renamed JPMorgan U.S. Research Enhanced Equity Fund as of November 1, 2017), JPMorgan Diversified Fund, and JPMorgan U.S. Large Cap Core Plus Fund (the “Funds”). Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statements in filings made pursuant to Rule 485(b) under the Securities Act of 1933 scheduled to become effective on or about November 1, 2017. Capitalized terms used but not defined in this letter have the meanings given to them in the Trust’s Registration Statement.

PROSPECTUS COMMENTS

1.	Comment: Please update the information on EDGAR with the new name for JPMorgan Disciplined Equity Fund.

Response: The update will be made at the time of the effectiveness of the new name.

Fee Table

2.	Comment: Please supplementally provide completed fee and expense tables for each of the classes of the Funds to the staff for review prior to effectiveness of the Amendment.

Response: The completed fee and expense tables will be provided to the SEC staff prior to the effectiveness of the Amendment.

Portfolio Turnover

3.	Comment: The Risk/Return Summary indicates that the U.S. Large Cap Core Plus Fund’s portfolio turnover rate includes short sales. Please advise supplementally how short sales are calculated in the portfolio turnover calculation.

Response: As required by Item 13(d) of Form N-1A, portfolio turnover is calculated by dividing the lesser amount of purchases or sales of portfolio securities for the fiscal year by the monthly average of the value of the portfolio securities owned by the Fund during the fiscal year. If the Fund engages in short selling, included in purchases and sales are any short sales that the Fund intends to maintain for more than one year. Specifically the proceeds from a short sale are included in the value of the portfolio securities sold during the period and the cost of covering a short sale is included in the value of portfolio securities purchased during the period.

What are the Fund’s Main Investment Strategies? – All Funds

4.	Comment: Comment: Each Fund includes “Industry and Sector Focus Risk” in its Risk/Return Summary. If a Fund concentrates its investments in a specific industry or sector as of the date of the prospectus, please note this fact in the principal investment strategies section.

Response: Although certain investments used by a Fund as part of its principal investment strategies may be impacted by the performance of various sectors or industries, each Fund does not have a current intention to concentrate in a specific industry or sector. To the extent that a Fund’s investments may be impacted by the performance of various sectors or industries, each Fund believes that the risks of these investments are already disclosed in the Risk/Return Summary and therefore, additional risk disclosure should not be added to the Industry and Sector Focus Risk.

What are the Fund’s Main Investment Strategies? – Diversified Fund

5.	Comment: The Risk/Return Summary indicates that the Fund invests in fixed income securities. Please disclose if there are any parameters on the average weighted maturity or duration of the fixed income securities in which the Fund invests.

Response: The Fund’s fixed income investments are not subject to specific duration or average weighted maturity limitations. We will add disclosure to that effect in the prospectus.

6.	Comment: Please provide disclosure on how the portfolio managers decide which securities and J.P. Morgan Funds to buy and sell.

Response: The named portfolio managers are responsible for the asset allocation decisions for the Fund and the “What are the Fund’s Main Investment Strategies?” section describes that process. In addition, implementation of the strategies is done either by other portfolio managers who manage a sub-account of the Fund in an applicable strategy or by purchasing shares of another Fund. As a result, the prospectus currently discloses that “Investment decisions within strategies and asset classes are implemented either by the portfolio managers of the Fund’s underlying strategies who select individual securities for the Fund or with the Fund’s purchase of other J.P. Morgan Funds.” We believe this combined disclosure is appropriate.

7.	Comment: Please disclose what types of loans the Fund may invest in.

Response: The Fund may invest in loan participations and assignments and commitments to purchase loan assignments. Disclosure clarifying these investments and the accompanying risk disclosure will be added to the prospectus.

What are the Fund’s Main Investment Strategies? – U.S. Large Cap Core Plus Fund

8.	Comment: Please advise how derivatives will be valued for purposes of determining the Fund’s compliance with its 80% Policy.

Response: Derivatives are not included in the numerator for purposes of determining the Fund’s compliance with its 80% Policy.

The Fund’s Main Investment Risks – U.S. Research Enhanced Equity Fund and U.S. Large Cap Core Plus Fund

9.	Comment: The description for the U.S. Research Enhanced Equity Fund and U.S. Large Cap Core Plus Fund includes disclosure about its use of environmental, social and governance factors (“ESG factors”). Please explain whether ESG risk should be a principal or additional risk for these Funds.

Response: The Funds do not believe that ESG risk is a principal risk of the Funds. The disclosure is appropriately included in the investment process description to summarize “how the Fund’s adviser decides which securities to buy and sell” in accordance with Item 9(b)(2) of Form N-1A. As indicated in the disclosure, the portfolio managers assess the impact of ESG factors on the cash flows of many companies in which they may invest. Such analysis is part of each Fund’s normal investment process and is integrated into the adviser’s research process. In contrast to Funds where it may be appropriate to include ESG risk, these Funds do not seek to invest a certain percentage of their assets in companies that meet ESG goals (e.g., socially responsible companies) or screen out certain types of stocks or industries based solely on ESG factors (e.g., tobacco companies). As a result, we do not believe that ESG should be considered as a principal risk of the Funds and that ESG disclosure should continue to be included in the investment process disclosure, as it provides information to shareholders as to how the adviser decides which securities to buy and sell.

More About the Funds

10.	Comment: In one prospectus, the disclosure says that Diversified Fund does not engage in securities lending, but it is in the other. Please confirm which disclosure is correct.

Response: The Diversified Fund does not engage in securities lending so the Class R shares prospectus will be modified accordingly.

11.	Comment: The “Additional Information About the Funds’ Investment Strategies” section in the “More About The Funds” section says that options and swaps may be part of a Fund’s main investment strategies. Please include options and swaps in the Risk/Reward Summary if they are main investments or clarify the disclosure.

Response: Options and swaps are not main investments of the Funds. The disclosure will be clarified.

12.	Comment: If Smaller Cap Company Risk is not a principal risk for all the Funds, please add a parenthetical identifying which Funds it does apply to.

Response: Smaller Cap Company Risk is a principal risk for the Diversified Fund and the U.S. Research Enhanced Equity Fund, but not for U.S. Large Cap Core Plus Fund. We will add an appropriate parenthetical.

13.	Comment: In the prospectus for the Class A, Class C, Class I and Class L shares, why is “engaging in short sales” referenced in the 2nd to last paragraph of the “Derivatives Risk” since neither of the Funds appear to engage in short selling?

Response: For prospectuses that only include Funds that do not engage in short sales, the reference to short sales will be removed. However, we would note that, in other multi-fund prospectuses that may include the Funds, it may be appropriate to leave the reference in this risk section.

14.	Comment: The “Additional Main Risks for Diversified Fund” section says that the Fund “is exposed to the risks summarized in “More About the Funds.” Please clarify that the Fund is subject to both the general risks above, as applicable, and the additional main risks.

Response: The requested change will be made.

15.	Comment: Why is “Transactions Risk” included twice in each of the prospectuses?

Response: One version of “Transactions Risk” is applicable to the Funds generally and the other is only applicable to the Diversified Fund. We will clarify the disclosure.

We hope that the staff finds this letter responsive to the staff’s comments. Should members of the staff have any questions or comments concerning this letter, please call the undersigned at (614)-213-4020.

Sincerely,

/s/ Elizabeth A. Davin
Elizabeth A. Davin
Assistant Secretary